

March 23, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
Beneficial Interest of the Direxion Hydrogen ETF, a series of Direxion Shares ETF Trust
under the Exchange Act of 1934.

Sincerely,

